UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2009

Commissi

on File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

consolidated

earnings release

Rio de Janeiro, May 5, 2009

contax

2009

1Q09

CTAX3: R$ 45.99

CTAX4: R$ 44.99

CTXNY: US$ 0.91

Market Cap: R$ 678.0 Million

March 31, 2009

IR Contact

Rodrigo Cuesta
+55 (21) 3131-0692

Bruno Priuli
+55 (21) 3131-0486

Michel Sarkis
+55 (21) 3131-0009

ri@contax.com.br
www.contax.com.br

Contax Participações S.A. (Bovespa: CTAX3, CTAX4; OTC: CTXNY) hereby announces its results for the first quarter of 2009 (1Q09).

The 1Q09 financial information in this report has already been adjusted in accordance with Law 11,638/07, containing all the adjustments to the financial statements regulated by the CVM (Brazilian Securities and Exchange Commission) and the CPC (Accounting Pronouncements Committee).

In order to ensure a better comparison between quarters, the 1Q08, 2Q08, 3Q08 and 4Q08 financial data were also adjusted in accordance with Law 11,638/07. Attachment 4 lists the adjustments to the quarterly income statements, based on the previously published figures without the impact of the Law, to obtain the results published on this date.

The financial information has been audited by independent auditors, while the operating information is unaudited.

Contents

About Contax	2
Highlights	3
Key Figures	3
Operating Performance	4
Workstations	4
Employees	4
Financial Performance	5
Net Operating Revenue (NOR)	5
Costs and Expenses	7
EBITDA	9
Depreciation	12
Net Financial Result	12
Net Income	12
Net Cash (Cash – Debt)	13
Investments (CAPEX)	14
Share Performance	14
Attachments	16
1. Income Statement	16
2. Balance Sheet	17
3. Cash Flow	18
4. Adjustments related to Law 11.638/07	19
Disclaimer	21

About Contax

TNL Contax (“Contax”), a wholly owned subsidiary of Contax Participações S.A., is the largest outsourced contact center company in Brazil, specialized in the supply of complex contact center services covering the entire process chain, from designing the solution to implementing and operating the services. In this way, Contax helps clients improve their relations with their consumers and maximize the value of the services rendered.

Currently, Contax has a portfolio of 58 clients and operates in the customer service, debt collection, telemarketing and retention segments. Its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities and retail, among others. In March 2009, the Company had 74,700 employees and over 32,600 workstations in 29 contact centers in 7 Brazilian states.

Highlights

• In the 1Q09, Contax acquired three new clients, among them Banco SAFRA and Caixa Econômica Federal, both of which for debt collection services.

• Also in the first quarter, Contax implemented customer service operations for two major clients in the financial and service sectors acquired in the 4Q08.

• The Company closed the 1Q09 with 32,610 workstations invoiced, 15.8% more than in the 1Q08 and 1.4% up quarter-on-quarter.

• The workforce totaled 74,721 at the close of March, 18.6% up year-on-year and 0.3% higher than the 4Q08.

• Net Operating Revenue (NOR) came to R$ 493.4 million, 26.0% more than in the 1Q08 and 2.2% down on the previous quarter.

• EBITDA totaled R$ 54.3 million, in line with the 1Q08 and 19.8% lower than the 4Q08.

• The Company posted 1Q09 Net Income of R$ 15.3 million, 21.1% down on the 1Q08 and 43.8% less than the previous quarter.

• The Annual Shareholders’ Meeting of April 7, 2009, approved the payment of dividends in the amount of R$ 50.0 million, which began on April 27, 2009.

• In the 1Q09, Contax received 3 awards for the excellent quality of its services: the IRC+ Award given by Cliente S/A magazine; Atendente de Ouro Award conferred by ABRAREC (the Brazilian Association of Corporate-Client Relationships); and the Foco na PDD 2008 Award, granted by Bradesco for Contax’s debt collection operations.

Key Figures

Quarterly Data					1Q09 vs.	1Q09 vs.
					4Q08	1Q08
Key Figures		1Q09	4Q08	1Q08	Δ%	Δ%

Workstations*	(units)	32,610	32,153	28,154	1.4%	15.8%
Employees*	(units)	74,721	74,499	62,984	0.3%	18.6%
Net Revenues	(R$ Million)	493.4	504.3	391.4	-2.2%	26.0%
EBITDA	(R$ Million)	54.3	67.7	54.3	-19.7%	0.1%
EBITDA Margin	(%)	11.0	13.4	13.9	-2.4 p.p.	-2.9 p.p.
Net Income	(R$ Million)	15.3	27.3	19.4	-43.8%	-21.1%
Cash*	(R$ Million)	313.8	355.9	288.6	-11.8%	8.7%
Debt*	(R$ Million)	239.7	243.9	190.0	-1.7%	26.2%
Net Cash*	(R$ Million)	74.0	112.0	98.6	-33.9%	-24.9%
Capex	(R$ Million)	51.5	69.3	26.1	-25.7%	97.5%
* Final position in each period

Operating Performance

Workstations

The Company increased the number of workstations, closing March 2009 with 32,610 in operation, a substantial 4,456, or 15.8%, up on the 1Q08. This growth was due to, in order of importance, to: i) increased demand from existing clients, fueled by their organic growth; ii) the entry of new clients; and (iii) new business from existing clients.

In relation to the 4Q08, the number of workstations moved up by a more modest 457, or 1.4% . This slowdown was chiefly due to the typical seasonality of the first quarter, in which business volume is traditionally lower due to the holidays and the reduced number of business days. In addition, volume in the fourth quarter is typically higher thanks to the traditional end-of-year business surge on the part of most of Contax’s clients.

Employees

The workforce totaled 74,721 at the close of the 1Q09, 18.6% up year-on-year, mainly due to higher service volume, and virtually identical to the 4Q08, edging up by only 0.3% , reflecting the typical seasonal downturn in the first quarter, which was even stronger for certain clients. The headcount did not record a decline due to the implementation of new operations for clients acquired at the end of 2008, which offset the reduction in activity previously mentioned.

Financial Performance

Quarterly Data				1Q09 vs.	1Q09 vs.
				4Q08	1Q08
(R$ Thousand)	1Q09	4Q08	1Q08	Δ%	Δ%

Net Revenues	493,358	504,251	391,399	-2.2%	26.0%
Cost of Services Rendered	(402,692)	(400,032)	(314,303)	0.7%	28.1%
Personnel	(316,207)	(313,972)	(250,030)	0.7%	26.5%
Third-party	(58,892)	(60,264)	(45,316)	-2.3%	30.0%
Rent and Insurance	(24,188)	(22,598)	(15,853)	7.0%	52.6%
Other	(3,405)	(3,198)	(3,104)	6.5%	9.7%
SG&A	(34,317)	(33,095)	(19,660)	3.7%	74.6%
Other Oper.Inc.&Exp., net	(2,002)	(3,436)	(3,145)	-41.7%	-36.3%
EBITDA	54,347	67,688	54,291	-19.7%	0.1%
Deprec. & Amort.	(28,055)	(26,584)	(22,554)	5.5%	24.4%
EBIT	26,292	41,104	31,737	-36.0%	-17.2%
Financ. Res., net	(2,107)	1,421	(1,577)	-248.3%	33.6%
Non-Operating Result	-	(1,704)	0	n.m.	n.m.
Income before inc.tax	24,185	40,821	30,160	-40.8%	-19.8%
Inc. Tax & Social Contr.	(9,133)	(13,564)	(10,759)	-32.7%	-15.1%
Minority Interest	255	(3)	-	n.m.	n.m.
Net Income	15,307	27,254	19,401	-43.8%	-21.1%
n.m. not measured

Net Operating Revenue (NOR)

Net Operating Revenue (NOR) totaled R$ 493.4 million in the 1Q09, a hefty 26.0% , or R$ 102.0 million, up on the 1Q08. The main drivers were: i) the increased volume of operations with existing clients (R$75.5 million), especially in the telecom and financial sectors; ii) contractual price adjustments (R$ 18.3 million) to reflect cost hikes; and iii) new businesses in several segments, including retail, financial and services (R$ 8.1 million). In comparison with the 4Q08, the R$ 10.9 million, or 2.2% , reduction in NOR was essentially due to the traditional decline in the first-quarter business volume in comparison to the last quarter of the year. Certain clients, notably those in the telecom, credit card and financial sectors, suffered a higher seasonality reduction than normal at the beginning of the current year as they sought to cut costs and due to the reduced economic activity. This effect was partially offset by the large-scale implementation of new services for clients acquired at the end of 2008, which helped keep revenue at very close to 4Q08 levels. Nevertheless, the reduction in the volume of certain operations and, at the same time, the increase in costs from the implementation of new operations had a non-recurring impact on quarterly profitability, which will be dealt with in more detail in the EBITDA section of this report.

In product terms, customer service continuous to account for the majority of NOR, with 62.8%, of the total in the 1Q09, followed by telemarketing / retention, with 17.2%, and debt collection, with 15.1% . Telemarketing suffered the biggest impact from clients seeking to trim costs in this period of reduced economic activity and its share of NOR fell by 1.3 p.p. over the previous quarter.

Costs and Expenses

Quarterly Data				1Q09 vs.	1Q09 vs.
				4Q08	1Q08
Costs and Expenses (R$ Thousand)	1Q09	4Q08	1Q08	Δ%	Δ%

Net Operating Revenue (NOR)	493,358	504,251	391,399	-2.2%	26.0%
Total Costs and Expenses	(439,011)	(436,563)	(337,108)	0.6%	30.2%
% of NOR	89.0%	86.6%	86.1%	2.4 p.p.	2.9 p.p.
Cost of Services Rendered	(402,692)	(400,032)	(314,303)	0.7%	28.1%
% of NOR	81.6%	79.3%	80.3%	2.3 p.p.	1.3 p.p.
Personnel	(316,207)	(313,972)	(250,030)	0.7%	26.5%
Third-party	(58,892)	(60,264)	(45,316)	-2.3%	30.0%
Rent and Insurance	(24,188)	(22,598)	(15,853)	7.0%	52.6%
Others	(3,405)	(3,198)	(3,104)	6.5%	9.7%
SG&A	(34,317)	(33,095)	(19,660)	3.7%	74.6%
% of NOR	7.0%	6.6%	5.0%	0.4 p.p.	2.0 p.p.
Other Oper. Inc. & Exp., net	(2,002)	(3,436)	(3,145)	-41.7%	-36.3%
% of NOR	0.4%	0.7%	0.8%	-0.3 p.p.	-0.4 p.p.
n.m. not measured

Costs and Expenses

Costs and Expenses totaled R$ 439.0 million in the 1Q09, 30.2% up year-on-year, chiefly reflecting the substantial increase in operational volume, given that the majority of costs and expenses are variable and directly related to the volume of business. As a percentage of NOR, they went up by 2.9 p.p., from 86.1%, in the 1Q08, to 89.0%, mainly driven by personnel expenses, due to January’s salary increase, reduced productivity; general and administrative expenses; and infrastructure rental costs.

In the quarter-over-quarter comparison, costs and expenses edged up by 0.6%, despite the 2.2% reduction in NOR. As a result, costs and expenses increased 2.4 p.p. as a percentage of NOR, from 86.6%, in the 4Q08, to 89.0% in the 1Q09, chiefly due to the salary increases at the beginning of January, personnel training costs thanks to the implementation of services for clients acquired in the 4Q08, and higher rental costs from the expansion of infrastructure.

A more detailed breakdown of the Company’s costs and expenses follows below.

Cost of Services Rendered

1Q09 versus 1Q08

The Cost of Services Rendered totaled R$ 402.7 million in the 1Q09, 28.1% up year-on-year. In percentage-of-NOR terms, there was an increase of 1.3 p.p., from 80.3%, in 1Q08, to 81.6% in 1Q09.

• Personnel: increase of R$ 66.2 million, or 26.5% , reflecting: i) the larger number of employees, fueled by the increase in the volume of services rendered (R$ 50.1 million); ii) Salary increases resulting from the collective bargaining agreement (R$ 14.7 million); and (iii) training costs in relation to new client implementations (R$ 1.4 million).

• Third-party Services: growth of R$ 13.6 million, or 30.0% , due to the increase in costs from intra-structure and IT equipment maintenance services, caused by the expansion of the Company’s operations. The main expense items were: i) R$ 8.2 million in infrastructure and facilities-related services (electricity, security, cleaning and building maintenance); and ii) R$ 3.8 million in services related to the maintenance of IT equipment (hardware and software).

• Rent and Insurance: increase of R$ 8.3 million, or 52.6% , reflecting the leasing of five new Company sites (in the states of São Paulo, Rio de Janeiro, Pernambuco and Ceará) and the expansion of existing ones, contractual adjustments, and the rental of third-party infrastructure to meet client demand while the expansion of the Company’s own operations had not yet been concluded.

1Q09 versus 4Q08

The Cost of Services Rendered increased by R$ 2.7 million, or 0.7%, between the 1Q09 and 4Q08, and by 2.3 p.p. in percentage-of-NOR terms, from 79.3% to 81.6% .

• Personnel: upturn of R$ 2.2 million, or 0.7% , mainly reflecting the collective bargaining agreement and personnel training costs associated with the implementation of new operations acquired at the end of 2008.

• Third-party Services: reduction of R$ 1.4 million, or 2.3% , mainly due to the decrease in specialized business support services.

• Rent and Insurance: growth of R$ 1.6 million, or 7.0% , due to the rent of new Company sites, contractual adjustments and the leasing of third-party infrastructure to support client demand while new Company sites are being built.

Selling, General and Administrative Expenses (SG&A)

1Q09 versus 1Q08

SG&A expenses totaled R$ 34.3 million in the 1Q09, 74.6% up on the 1Q08, essentially due to the following important factors: i) the R$ 8.8 million increase in third-party service expenses, especially in regard to specialized and consulting services related to the strategic evaluation of new operations, the restructuring of the product area, and the implementation and reorganization of operations; and ii) the R$ 4.9 million increase in personnel expenses, thanks to the expansion of the management team.

1Q09 versus 4Q08

First-quarter SG&A expenses moved up by R$ 1.2 million, or 3.7% , over the 4Q08, mainly due to the expansion of the management team.

EBITDA1

In general terms, first-quarter EBITDA was impacted by reduced revenue from some clients in certain determined services and the consequent reduction in productivity; higher costs from the large-scale implementation of customer service operations for clients acquired in the 4Q08; and non-recurring costs from the transfer of operations, previously handled by third-party infrastructure, to Contax’s own sites. In addition, some of the impacts that caused higher costs, such as January’s salary increase, were still not wholly offset by revenue, given that contractual adjustment negotiations with important clients are being still concluded and, conservatively, have not yet been booked as Revenue.

EBITDA totaled R$ 54.3 million in the 1Q09, in line to the 1Q08 and 19.7% down on the 4Q08, accompanied by an EBITDA margin of 11.0% , 2.9 p.p. down year-on-year and 2.4 p.p. lower than the previous quarter.

___________________________________________
1 “EBITDA refers to earnings before taxes, net financial expenses, depreciation and amortization. EBITDA is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to net income or as an indicator of performance. However, the Company uses EBITDA to measure its own performance and understands that certain investors and financial analysts also do so.”

The main factors impacting the 2.9 p.p. year-on-year reduction in the EBITDA margin were:

• Loss of 0.9 p.p. from lower productivity due to the unexpected reduction in the volume of certain operations and the training of personnel for new large-scale operations. In addition, in March we opted not to make the necessary adjustments in the number of employees which the lower level of volume demanded, given that the month preceded the base date of the collective bargaining agreements with the majority of unions by 60 days, and Brazilian labor legislation imposes heavy fines in the case of such dismissals. This factor also helped reduce the productivity in the period;
• Loss of 0.9 p.p. from rental and facilities costs due to the expansion of infrastructure;
• Loss of 0.6 p.p. from information technology infrastructure, mainly due to the expansion of operations to support business growth;
• Loss of 0.4 p.p. from specialized business support services, especially non-recurring expenses from the restructuring of the product area and the evaluation of new operations.

In comparison to the 4Q08, the EBITDA margin narrowed by 2.4 p.p., from 13.4% to 11.0%, chiefly due to:

• Loss of 2.1 p.p. from salary and benefits rises, partially offset by certain contractual price increases. Price negotiations regarding the biggest contracts still had not been concluded and were not provisioned under revenue;
• Loss of 0.6 p.p. from lower productivity, due to the unexpected reduction in the volume of certain clients in conjunction with higher personnel training costs related to the implementation of new operations, as well as the maintenance of workforce numbers due to the above-mentioned barriers against dismissals 60 days prior to the collective bargaining agreement;
• Loss of 0.3 p.p. from rental and facilities costs;
• Gain of 0.6 p.p. from specialized services.

Depreciation

Depreciation increased by R$ 5.5 million, or 24.4% , over the 1Q08, reflecting the investments in the past 12 months to support business growth. In relation to the 4Q08, depreciation climbed by R$ 1.5 million or 5.5% , driven by the investments made in the previous quarter and in the1Q09 to sustain operational growth.

Net Financial Result

The Net Financial Result was a negative R$ 2.1 million, versus a negative R$ 1.6 million in the 1Q08. The R$ 0.5 million, or 33.6%, reduction was chiefly due to the increase in interest expenses (R$ 7.5 million in the 1Q09 versus R$ 4.3 million in the 1Q08), mainly caused by the higher BNDES debt balance, partially offset by higher interest on financial investments (R$ 7.4 million in the 1Q09 versus R$ 4.8 million in the 1Q08).

In the quarter-on-quarter comparison, the Net Financial Result fell by R$ 3.5 million due to the reduced volume of financial investments and lower interest rates in the 1Q09.

Net Income

Contax posted a 1Q09 Net Income of R$ 15.3 million, R$ 4.1 million, or 21.1% , less than in the 1Q08, mainly due to the R$ 5.5 million increase in depreciation and the R$ 0.5 million reduction in the financial result, partially offset by the 1.6 million decrease in the income and social contribution taxes due to the lower taxable income. In other words, since EBITDA remained virtually flat over the 1Q08, the upturn in depreciation from the greater volume of fixed assets reduced period net income.

In comparison with the 4Q08, Net Income fell by R$ 12.0 million, or 43.8% , mainly due to: i) the R$ 13.4 million reduction in EBITDA; ii) the R$ 1.5 million increase in depreciation; iii) the R$ 3.5 million reduction in the net financial result; iv) the R$ 1.7 million improvement in the non-operating result; and v) the R$ 4.4 million decrease in the income and social contribution taxes due to the lower taxable income.

Net Cash (Cash – Debt) 1

Cash and cash equivalents closed the 1Q09 at R$ 313.8 million, R$ 42.1 million or 11.8% down on the end of the previous quarter, due to cash expenditure of R$ 70.4 million on the investment program and negative cash flow of R$ 4.1 million from financing activities, partially offset by operating cash flow of R$ 32.4 million.

___________________________________________
1 “Net cash is calculated by subtracting the balance of “loans and financing” and “leasing" from the balance of cash and cash equivalents. Net Cash is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to cash or cash equivalents, nor as an indicator of performance. However, the Company uses net cash to measure its own financial and operating performance and understands that certain investors and financial analysts also do so.”

Gross debt totaled R$ 239.7 million in March 2009, R$ 4.2 million down on the close of the 4Q08, mainly reflecting the amortization of leasing agreement installments. Net Cash closed the first quarter at R$ 74.0 million.

Investments (CAPEX)

First-quarter investments totaled R$ 51.5 million, most of which (R$ 48.8 million) went to the growth of the Company’s business, especially the expansion of the sites in Rio Grande do Sul, Rio de Janeiro and São Paulo.

Investments				1Q09 vs.	1Q09 vs.
				4Q08	1Q08
(R$ Thousand)	1Q09	4Q08	1Q08	Δ%	Δ%

Growth Revenue	48,779	55,968	22,337	-12.8%	118.4%
Reinvestments	2,394	10,585	1,284	-77.4%	86.4%
Others	316	2,707	2,445	-88.3%	-87.1%
Total Investment	51,489	69,260	26,066	-25.7%	97.5%

Share Performance

Marked by the impact of the corrective measures adopted by the world’s leading economies, the São Paulo Stock Exchange (BOVESPA) continued to recover from the substantial losses suffered between June and October 2008. In the 1Q09, it recorded an upturn of 9.0% and has appreciated by 39.0% since October 27, 2008. Nevertheless, it is still too early to affirm whether this is just a technical correction or the beginning of a more sustainable recovery. The scenario is still uncertain and investors remain cautious, awaiting clearer macroeconomic evidence of the beginning of a new growth cycle.

The Brazilian government has resorted to fiscal and monetary measures in an attempt of mitigate the recessive effects. Tax breaks in key industries, coupled with the 2.5 p.p. reduction in the base rate between January and March 2009, have helped pave the way for a recovery in credit and an upturn in consumption.

On the international front, it is worth highlighting the increasing relative importance of the emerging economies. While the Dow Jones and the S&P 500 recorded losses of 11.3% and 11.7%, respectively, in the first quarter, the FTSE Emerging Market Index, which is an important reference for the performance of the emerging markets, appreciated by 0.9% .

The Company’s shares accompanied the healthy performance of the BOVESPA index, with its ONs. PNs and ADRs moving up by 15.0%, 8.9% and 20.7%, respectively.

Quarterly Data				1Q09 vs.	1Q09 vs.
				4Q08	1Q08
Share Performance	1Q09	4Q08	1Q08	Δ%	Δ%

Number of Shares ('000)	14,943	15,857	15,857	-5.8%	-5.8%
Market Cap (R$ Million)	678.0	647.3	732.6	4.7%	-7.4%
Price*
CTAX3 (R$)	46.0	40.0	60.0	15.0%	-23.4%
CTAX4 (R$)	45.0	41.3	38.2	8.9%	17.8%
CTXNY (US$)	0.9	0.8	1.0	20.7%	-11.3%
Small Cap Index**	481.8	493.8	903.4	-2.4%	-46.7%
Bovespa	40,926	37,550	60,968	9.0%	-32.9%
Dow Jones	7,609	8,776	12,263	-13.3%	-38.0%
Avg. Daily Vol. of Shares
CTAX3	4,118	5,632	2,747	-26.9%	49.9%
CTAX4	14,672	28,382	43,332	-48.3%	-66.1%
CTXNY	21,761	52,646	20,927	-58.7%	4.0%
Avg. Daily Finacial Vol. ('000)
CTAX3 (R$)	191.6	184.1	190.3	4.1%	0.7%
CTAX4 (R$)	617.9	889.4	2,039.8	-30.5%	-69.7%
CTXNY (US$)	18.6	37.1	122.3	-50.0%	-84.8%
*Quarter's end
** Bovespa's Small Cap Index
Source: Bloomberg
n.m. not measured

Attachments

1) Income Statement

Income Statement				1Q09 vs.	1Q09 vs.
				4Q08	1Q08
(R$ Thousand)	1Q09	4Q08	1Q08	Δ%	Δ%

Sales and Services Revenues	532,796	544,311	422,700	-2.1%	26.0%
Deduction from Gross Revenues	(39,438)	(40,060)	(31,301)	-1.6%	26.0%
Net Revenues	493,358	504,251	391,399	-2.2%	26.0%
Cost of Goods Sold (COGS)	(427,001)	(423,083)	(334,417)	0.9%	27.7%
Gross Profit	66,357	81,168	56,982	-18.2%	16.5%
Operating Revenue (Expenses)	(42,172)	(38,643)	(26,822)	9.1%	57.2%
Selling Expenses	(8,677)	(7,597)	(4,237)	14.2%	104.8%
G&A Expenses	(29,386)	(29,031)	(17,863)	1.2%	64.5%
Financial Results	(2,107)	1,421	(1,577)	-248.3%	33.6%
Financial Revenues	8,278	10,313	5,426	-19.7%	52.6%
Financial Expenses	(10,385)	(8,892)	(7,003)	16.8%	48.3%
Other Operating Revenues	2,568	3,577	1,442	-28.2%	78.1%
Other Operating Expenses	(4,570)	(7,013)	(4,587)	-34.8%	-0.4%
Operating Profit	24,185	42,525	30,160	-43.1%	-19.8%
Non-Operating Results	-	(1,704)	-	n.m.	n.m.
Revenues	-	9	-	n.m.	n.m.
Expenses	-	(1,713)	-	n.m.	n.m.
Income Before Taxes	24,185	40,821	30,160	-40.8%	-19.8%
Income tax and Social Contribution Provision	(6,593)	(19,138)	(8,979)	-65.6%	-26.6%
Deferred Income Taxes	(2,540)	5,574	(1,780)	-145.6%	42.7%
Statutory Interest/Contributions	255	(3)	-	n.m.	n.m.
Net Income (loss)	15,307	27,254	19,401	-43.8%	-21.1%
Number of Shares Excluding Treasury (in '000)**	14,777	14,777	15,691	n.m.	-5.8%
EPS (R$)	1.04	1.84	1.24	-43.8%	-16.2%
* n.m. not measured.

2) Balance Sheet

Balance Sheet (R$ Thousand)
Assets	03/31/2009	12/31/2008	03/31/2008

Total Assets	944,937	992,686	812,498
Current Assets	447,293	524,083	434,438
Cash and equivalents	313,778	355,928	288,568
Credits (Clients)	105,798	102,134	87,086
Deferred and Recoverable Taxes	15,129	57,448	46,741
Prepaid expenses	4,817	3,896	3,592
Others assets	7,771	4,677	8,451
Non-current Assets	497,644	468,603	378,060
Long-term Assets	84,945	79,336	52,116
Deferred and Recoverable Taxes	27,102	25,346	19,112
Judicial deposits	38,529	35,338	20,685
Credits Receivable	18,035	17,530	11,373
Others assets	1,279	1,122	946
Fixed Assets	412,699	389,267	325,944
Plant, property and equipament	328,162	304,800	255,040
Intangible Assets	84,537	84,467	70,904

Liabilities	03/31/2009	12/31/2008	03/31/2008

Total Liabilities	944,937	992,686	812,498
Current Liabilities	357,727	411,393	290,397
Short-term loans & financing	37,595	30,305	17,552
Suppliers	53,823	76,847	49,561
Taxes payable	23,587	68,749	48,285
Dividends payable	51,359	51,364	14,291
Wages and benefits	189,617	181,924	159,476
Others	1,746	2,204	1,232
Non-current Liabilities	286,672	296,516	223,503
Long-term Liabilities	286,672	296,516	223,503
Long-term loans & financing	202,144	213,634	172,413
Provisions	66,104	64,151	48,805
Others	18,424	18,731	2,285
Minority Interest	1,824	2,079	-
Shareholders' Equity	298,714	282,698	298,599
Capital Stock	223,873	223,873	223,873
Capital reserves	9,991	9,282	9,254
Revenue reserves	60,627	60,627	57,154
Accrued Income	4,223	(11,084)	8,317

3) Cash Flow

Cash Flow (R$ Thousand)	03/31/2009	03/31/2008

Net Cash from Operating Activities	17,449	31,979
Cash from Operating Activities	47,469	42,928
Net Income	15,307	19,401
Depreciation and Amortization	28,055	22,553
Gains (Losses) from the Sale of Fixed Assets	(3)	(14)
Contingencies and Other Provisions	1,449	(793)
Stock Option Plan	376	-
Deferred income tax and social contribution tax	2,540	1,780
Minority Interest	(255)	-
Change in Assets and Liabilities	(30,862)	(11,356)
Increase (Decrease) in Accounts Receivable	(3,663)	820
Increase (Decrease) in Prepaid Expenses	(4,239)	(6,071)
Increase (Decrease) in Deferred Taxes	37,900	(7,185)
Increase (Decrease) in Other Assets	68	(14)
Increase/ (Decrease) in Payroll and Related Charges	7,692	15,868
Increase/(Decrease) in Suppliers	(23,023)	(22,905)
Increase/(Decrease) in Taxes Payable	(45,333)	9,150
Increase/ (Decrease) in Other Liabilities	(264)	(1,019)
Other	842	407
Provisions for Financial Charges	842	407
Net Cash used in Investing Activities	(55,311)	(29,009)
Sale of Fixed Assets	3	14
Acquisition of Fixed Assets	(51,488)	(26,055)
Judicial Deposits	(3,826)	(2,968)
Net Cash used in Financing Activities	(4,288)	45,288
Capital Increase (Reduction)	-	-
Leasing Payments	(4,283)	(4,815)
Short-term Loans	-	-
Long-term Loans	-	50,083
Dividend Payments	(5)	20
Repurchase of Shares	-	-
Sale of Shares	-	-
Exchange Variation w/out Cash & Cash Equivalents	-	-
Increase (Reduction) in Cash and Cash Equivalents	(42,150)	48,258
Cash and Cash Equivalents – Beginning of Period	355,928	240,310
Cash and Cash Equivalents – End of Period	313,778	288,568

4) Adjustments related to Law 11.638/07

The aim of this attachment is to reconcile the results of the 1Q08, 2Q08, 3Q08 and 4Q08 published on this date, which are in accordance with the new criteria defined by the CVM (Brazilian Securities and Exchange Commission) and the CPC (Accounting Pronouncements Committee) in relation to Law 11,638/07, with the previously published results for these periods.

The following income statement lines were affected by the changes:

i) Cost of Services: positively impacted by R$ 25.0 million in 2008, distributed as follows: R$ 6.4 million in the 1Q08, R$ 6.4 million in the 2Q08, R$ 6.1 million in the 3Q08 and R$ 6.1 million in the 4Q08. The adjustments occurred in the Rent and Insurance line, reflecting the exclusion of amounts recorded as Leasing expenses, which were treated as operational and are now treated as financial;

ii) Selling, General and Administrative Expenses (SG&A): positively impacted by R$ 0.2 million in 2008, distributed in the quarters as shown in the table below. This impact reflects: i) the exclusion of amounts recorded as leasing expenses from the administrative area, which are now treated as financial, partially offset by ii) the inclusion of provisions for the stock option plan;

iii) Depreciation: negatively impacted by R$ 23.3 million in 2008 distributed as follows: R$ 6.4 million in the 1Q08, R$ 6.3 million in the 2Q08, R$ 6.0 million in the 3Q08 and R$ 4.6 million in the 4Q08, reflecting the above-mentioned change in the treatment of leasing agreements. These are now recorded under fixed assets and depreciated in line with the working life of the asset;

iv) Net Financial Result: negatively impacted by R$ 7.1 million in 2008 distributed as follows: R$ 1.7 million in the 1Q08, R$ 1.8 million in the 2Q08, R$ 1.7 million in the 3Q08 and R$ 1.9 million in the 4Q08, once again reflecting the above-mentioned change in the classification of leasing operations. The resulting financial expense refers to interest on the leasing agreements.

The total effect on 2008 net income was a negative R$ 5.2 million distributed as follows: R$ 1.7 million in the 1Q08, R$ 1.7 million in the 2Q08, R$ 1.7 million in the 3Q08 and R$ 0.2 million in the 4Q08, basically due to the fact that assets acquired through leasing are depreciated quicker than their leasing agreements due to their estimated working life. For further details, see the explanatory notes to the complete financial statements, especially items 3-M, 11 and 18.

Comparative Income Statement	1Q08			2Q08
R$ Thousand	Previous IS	Ajustments to the LAW	Ajusted IS	Previous IS	Ajustments to the LAW	Ajusted IS

Net Revenues	391,399	-	391,399	414,268	-	414,268
Cost of Services Rendered	(320,722)	6,419	(314,303)	(337,031)	6,420	(330,611)
Personnel	(250,030)	-	(250,030)	(263,332)	-	(263,332)
Third-party	(45,316)	-	(45,316)	(48,084)	-	(48,084)
Rentals and Insurance	(22,272)	6,419	(15,853)	(22,963)	6,420	(16,543)
Other	(3,104)	-	(3,104)	(2,652)	-	(2,652)
SG&A	(19,646)	(14)	(19,660)	(21,646)	(8)	(21,654)
Other Oper.Inc.&Exp., net	(3,159)	-	(3,159)	(4,161)	-	(4,161)
EBITDA	47,872	6,405	54,277	51,430	6,412	57,842
Deprec. &Amort.	(16,136)	(6,418)	(22,554)	(17,284)	(6,297)	(23,581)
EBIT	31,736	(13)	31,723	34,146	115	34,261
Financ. Res., net	106	(1,683)	(1,577)	430	(1,804)	(1,374)
Non-Operating Result	14	-	14	(126)	-	(126)
Income before inc.tax	31,856	(1,696)	30,160	34,450	(1,688)	32,762
Inc.tax & Social Contr.	(10,759)	-	(10,759)	(11,987)	-	(11,987)
Minority Interest	-	-	-	-	-	-
Net Income	21,097	(1,696)	19,401	22,463	(1,688)	20,775

Comparative Income Statement	3Q08			4Q08
R$ Thousand	Previous IS	Ajustments to the LAW	Ajusted IS	Previous IS	Ajustments to the LAW	Ajusted IS

Net Revenues	464,810	-	464,810	504,251	-	504,251
Cost of Services Rendered	(363,421)	6,065	(357,356)	(406,163)	6,131	(400,032)
Personnel	(282,739)	-	(282,739)	(313,972)	-	(313,972)
Third-party	(54,003)	-	(54,003)	(60,264)	-	(60,264)
Rentals and Insurance	(23,891)	6,065	(17,826)	(28,729)	6,131	(22,598)
Other	(2,788)	-	(2,788)	(3,198)	-	(3,198)
SG&A	(32,607)	(17)	(32,624)	(33,310)	216	(33,095)
Other Oper.Inc.&Exp., net	(6,053)	-	(6,053)	(3,436)	-	(3,436)
EBITDA	62,729	6,048	68,777	61,342	6,347	67,688
Deprec. &Amort.	(22,147)	(5,986)	(28,133)	(22,010)	(4,575)	(26,584)
EBIT	40,582	62	40,644	39,332	1,772	41,104
Financ. Res., net	3,193	(1,714)	1,479	3,344	(1,923)	1,421
Non-Operating Result	(2)	-	(2)	(1,704)	-	(1,704)
Income before inc.tax	43,773	(1,651)	42,122	40,973	(152)	40,821
Inc.tax & Social Contr.	(17,145)	-	(17,145)	(13,564)	-	(13,564)
Minority Interest	-	-	-	(3)	-	(3)
Net Income	26,628	(1,651)	24,977	27,406	(152)	27,254

Disclaimer

The information contained in this document relating to business prospects, estimates of operating and financial results, and the growth prospects of Contax are merely projections and, as such, are based exclusively on Management’s expectations concerning the future of the business. Such forward-looking statements substantially depend on changes in market conditions, the performance of the Brazilian economy and the industry, and international markets and are therefore subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.